Mail Stop 4561

December 11, 2007

Andrew Welch
Chief Financial Officer
FelCor Lodging Limited Partnership
545 E. John Carpenter Frwy, Suite 1300
Irving, TX 75062

> **Re: FelCor Lodging Limited Partnership**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 2, 2007**
> **File No. 333-39595-01**

Dear Mr. Welch:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Comparison, page 32

1.   We note you include per unit amounts for various financial information. Please tell us your justification for inclusion of these amounts. Additionally, please tell us and disclose how management calculated the number of units used in the calculations and whether this calculation complies with GAAP. Lastly, please tell us the benefit provided by inclusion of these amounts to investors as it appears that you do not discuss the fluctuations or trends in these metrics.

Results of Operations

Comparison of the Years Ended December 31, 2006 and 2005, page 33

2.   We note you explain your corporate expenses increased during 2006 partially due to severance costs related to several executives that left the company in 2005. Please tell us why you did not incur these severance costs in 2005, and reference any authoritative accounting literature relied upon.

Non-GAAP Financial Measures

3.   We note your disclosure of several non-GAAP performance measures, including Hotel EBITDA and Hotel EBITDA margin. Please tell us how each of these measures complies with Item 10(e) of Regulation S-K and the related Frequently Asked Questions. Within your response, please provide to us and disclose management's justification for the exclusion of each item from the equivalent GAAP performance measure.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 53

4.   We note you include an opinion from PricewaterhouseCoopers LLP; this opinion does not appear to be signed by PricewaterhouseCoopers LLP. Please amend your filing to include evidence that their opinion is signed.

Notes to Consolidated Financial Statements

Note 8. Derivatives, page 72

5.   As a result of terminating swaps during 2004, we note you increased the principal
        balance of the associated debt by $3.6 million for costs related to the unwinding.
        Please clarify for us the nature of the $3.6 million cost. Please explain to us how
        you accounted for the $3.6 million cost and reference the authoritative literature
        you considered.

Note 10. Income Taxes, page 74

6.   It does not appear that you have included the disclosure required by paragraph 45
        of SFAS 109. Please tell us how you have complied with SFAS 109, or tell us
        why you believe it was not necessary to include a disclosure of the significant
        components of income tax expense.

Exhibits 31.1 and 31.2

7.   We note your certifications do not comply with the content of the certifications
        required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we
        note you have replaced the word "report" with "annual report" in paragraphs 2, 3,
        and 4, and you have replaced "most recent fiscal quarter (the registrant's fourth
        fiscal quarter in the case of an annual report)" with "fourth fiscal quarter" in
        paragraph 4(d). Please revise your certifications in future filings to comply with
        the Exchange Act Rules.

*   *   *   *

        Please respond to our comments within 10 business days or tell us when you will
provide us with a response. Please file your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief